

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 3-20-07



07050018

March 26, 2007

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/26/2007

Re: Tiffany & Co.
Incoming letter dated March 20, 2007

Dear Mr. Chevedden:

This is in response to your letter dated March 20, 2007 concerning the shareholder proposal submitted to Tiffany by William Steiner. On March 13, 2007, we issued our response expressing our informal view that Tiffany could exclude the proposal from its proxy materials for its upcoming annual meeting.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn
Deputy Director

cc: Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

98246

Branscomb, Denise

From: CFLETTERS
Sent: Tuesday, March 20, 2007 1:07 PM
To: Yu, Ted
Cc: Branscomb, Denise
Subject: FW: Tiffany & Co. (TIF) # 4 Shareholder Position on Company No-Action Request (William Steiner)

-----Original Message-----
From: olmsted [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, March 20, 2007 12:20 PM
To: CFLETTERS
Cc: Linda Buckley
Subject: Tiffany & Co. (TIF) # 4 Shareholder Position on Company No-Action Request (William Steiner)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 20, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Tiffany & Co. (TIF)
4 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Special Shareholder Meetings William Steiner

Ladies and Gentlemen:

This is the fourth response to the company January 23, 2007 no action request.

This is to respectfully request that this proposal be allowed to be cured by simply substituting ³governing documents² for Œbylaws.² Staff Legal Bulletin No. 14 ³permit[s] shareholders to revise their proposals² under Staff direction. Staff Legal Bulletin No. 14 provides an example of a Rule 14a-8(i)(2) revision permitted.

Thus the revised proposal would state:
3 Special Shareholder Meetings
RESOLVED, shareholders ask our board of directors to amend our governing documents to give holders of at least 10% to 25% of the outstanding common stock the power to call a special shareholder meeting.

Therefore this is to respectfully request that this proposal be allowed to be cured under Staff direction with the above or similar text. This simply involves replacing the word ³bylaws² with ³governing documents.²

Sincerely,

John Chevedden

cc:
William Steiner
Linda Buckley <linda.buckley@tiffany.com>

END